UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

TEXAS INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $1.00

(Title of Class of Securities)

882491103

(CUSIP Number)

NNS Holding
c/o M&C Corporate Services
PO Box 309GT
Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
+202 2461 1103

With a copy to:

Brittain A. Rogers
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
+1 212 474 1000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 1, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

CUSIP No. 882491103

(1)	NAME OF REPORTING PERSONS: NNS Holding (and together with Mr. Nassef Sawiris and Mr. Philip Norman, the “Reporting Persons”) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): NA
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
(3)	SEC USE ONLY:
(4)	SOURCE OF FUNDS (See Instructions): WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): NA
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER: 4,123,939
	(8)	SHARED VOTING POWER:
	(9)	SOLE DISPOSITIVE POWER: 4,123,939
	(10)	SHARED DISPOSITIVE POWER:
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,123,939
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: NA
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.98%
(14)	TYPE OF REPORTING PERSON (See Instructions): CO

CUSIP No. 882491103

(1)	NAME OF REPORTING PERSONS: Mr. Nassef Sawiris
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
(3)	SEC USE ONLY:
(4)	SOURCE OF FUNDS (See Instructions): OO (See item 3.)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): NA
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Egypt
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER:
	(8)	SHARED VOTING POWER: 4,123,939
	(9)	SOLE DISPOSITIVE POWER:
	(10)	SHARED DISPOSITIVE POWER: 4,123,939
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,123,939
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: NA
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.98%
(14)	TYPE OF REPORTING PERSON (See Instructions): IN

CUSIP No. 882491103

(1)	NAME OF REPORTING PERSONS: Mr. Philip Norman
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
(3)	SEC USE ONLY:
(4)	SOURCE OF FUNDS (See Instructions): OO (See item 3.)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): NA
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: British
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER:
	(8)	SHARED VOTING POWER: 4,123,939
	(9)	SOLE DISPOSITIVE POWER:
	(10)	SHARED DISPOSITIVE POWER: 4,123,939
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,123,939
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: NA
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.98%
(14)	TYPE OF REPORTING PERSON (See Instructions): IN

This amendment relates to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on October 19, 2006, as last amended on September 15, 2008 (the “Schedule 13D”), relating to the common stock, par value $1.00 per share (“Common Stock”), of Texas Industries, Inc., a Delaware corporation (the “Issuer”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

Funds for the purchase of the shares were derived from available capital of NNS Holding. A total of $269,517,782 (exclusive of brokers’ commissions and other administrative costs) was paid to purchase the shares, and a total of $5,399,334 was paid to purchase the options relating to the shares, as set out further in Schedule A.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following:

On October 1, 2008, Mr. Sawiris delivered a letter to the Issuer expressing his disappointment regarding the Issuer’s response to his proposal made on September 12, 2008 and his frustration with the Issuer’s failure to set forth any alternative plan to deal with the significant challenges the Issuer faces.  A copy of such letter is filed herewith as an exhibit and incorporated herein by reference.

At the Issuer’s annual meeting of stockholders on October 21, 2008, the Reporting Persons intend to withhold their votes for the Issuer’s director-nominees and to encourage other stockholders to do the same.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) The aggregate percentage of shares reported owned by the Reporting Persons is based upon 27,538,020 shares of common stock outstanding as of August 22, 2008, which is the total number of shares of common stock outstanding as reported in the Issuer’s proxy statement on Form DEF 14A, filed with the SEC on August 29, 2008. As of the close of business on September 30, 2008, the Reporting Persons beneficially owned 4,123,939 shares, constituting approximately 14.98% of the class outstanding.

(b) By virtue of their positions as directors of NNS Holding, Mr. Nassef Sawiris and Mr. Philip Norman have power to vote or direct the voting, and to dispose or direct the disposition of, all of the shares.

(c) Schedule A annexed hereto lists all transactions in the Issuer’s common stock by the Reporting Persons in the period beginning sixty days prior to October 19, 2006 (the date of filing of the original Schedule 13D by the Reporting Persons). Other than the block trades effected on July 12, 13, 17 and 18, 2007, as disclosed in Schedule A, all transactions were effected in the open market or upon exercise of options.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1                      Letter from NNS Holding to Texas Industries, Inc. dated October 1, 2008.
Exhibit 2                      Joint filing agreement between the Reporting Persons dated October 1, 2008.

Signature.

After reasonable inquiry and to the best of his and its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

Date: October 1, 2008
Mr. Nassef Sawiris

Signature:	/s/ NASSEF SAWIRIS

Date: October 1, 2008
Mr. Philip Norman

Signature:	/s/ PHILIP NORMAN

Date: October 1, 2008
By:	NNS Holding Mr. Nassef Sawiris
Title:	Director

Signature:	/s/ NASSEF SAWIRIS

Schedule A

Transactions in the Securities by NNS Holding since August 19, 2006

Date	Amount Purchased	Price Per Share (1)
Held prior to August 19, 2006	45,000	$50.42
September 6, 2006	31,000	$47.56
September 7, 2006	37,500	$47.54
September 8, 2006	31,500	$48.26
September 19, 2006	40,000	$49.24
September 20, 2006	60,000	$49.45
September 25, 2006	62,000	$48.92
September 26, 2006	80,000	$50.29
September 27, 2006	61,000	$50.12
September 28, 2006	23,900	$51.73
October 10, 2006	75,800	$51.75
October 11, 2006	(2)
October 12, 2006	(3)
October 13, 2006	(4)
October 16, 2006	(5)
October 17, 2006	(6)
October 18, 2006	(7)
January 17, 2007	(8)
March 1, 2007	593,400(9)	$52.00
April 19, 2007	524,110(10)	$47.70
April 19, 2007	250,000	$73.98
April 20, 2007	264,178	$76.08
May 21, 2007	524,110(11)	$49.51
July 12, 2007	480,515(12)	$84.60
July 13, 2007	104,200(13)	$86.93
July 13, 2007	145,000(14)	$87.44
July 17, 2007	303,450(15)	$88.76
July 17, 2007	106,956(16)	$89.02
July 18, 2007	230,320(17)	$89.89
September 17, 2008	50,000(18)	$46.33

(1) Exclusive of brokers’ fees and other administrative costs.

(2) On October 11, 2006, NNS Holding sold (unwound) call options it had entered into on a date earlier than 60 days before the date of filing of the original Schedule 13D by the Reporting Persons.

(3) On October 12, 2006, NNS Holding entered into a European-style forward buy transaction (also called a European-style synthetic long or put-call pair combination), in which it purchased a call option permitting NNS Holding to call 26,200 shares at an exercise price of $52.00 per call on March 1, 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 26,200 shares at an exercise price of $52.00 on March 1, 2007. This option was exercised on March 1, 2007.

(4) On October 13, 2006, NNS Holding entered into two European-style “reverse collar” option transactions.

In the first transaction, NNS Holding purchased a call option permitting NNS Holding to call 524,110 shares at an exercise price of $47.70 per call on January 19, 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 524,110 shares at an exercise price of $47.45 on January 19, 2007.

In the second transaction, NNS Holding purchased a call option permitting NNS Holding to call 524,100 shares at an exercise price of $49.5126 per call on February 20, 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 524,110 shares at an exercise price of $47.45 on February 20, 2007.

In addition, on October 13, 2006, NNS Holding entered into a European-style forward buy transaction, in which it purchased a call option permitting NNS Holding to call 180,400 shares at an exercise price of $52.00 per call on March 1, 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 180,400 shares at an exercise price of $52.00 on March 1, 2007. This option was exercised on March 1, 2007.

(5) On October 16, 2006, NNS Holding entered into a European-style forward buy transaction, in which it purchased a call option permitting NNS Holding to call 100,600 shares at an exercise price of $52.00 per call on March 1, 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 100,600 shares at an exercise price of $52.00 on March 1, 2007. This option was exercised on March 1, 2007.

(6) On October 17, 2006, NNS Holding entered into a European-style forward buy transaction, in which it purchased a call option permitting NNS Holding to call 116,200 shares at an exercise price of $52.00 per call on March 1, 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 116,200 shares at an exercise price of $52.00 on March 1, 2007. This option was exercised on March 1, 2007.

(7) On October 18, 2006, NNS Holding entered into a European-style forward buy transaction, in which it purchased a call option permitting NNS Holding to call 170,000 shares at an exercise price of $52.00 per call on March 1, 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 170,000 shares at an exercise price of $52.00 on March 1, 2007. This option was exercised on March 1, 2007.

(8) On January 17, 2007, NNS Holding agreed amendments to the terms of the two “reverse collar” options it entered into on October 13, 2006, referred to above in note (4), extending the exercise date and converting them to European-style forward buy transactions. These options, as amended, are described below.

NNS Holding held an option to call 524,110 shares at an exercise price of $47.70 per share on April 19, 2007, and the same counterparty held a put option giving the counterparty the right to deliver to NNS Holding 524,110 shares at an exercise price of $47.70 per share on April 19, 2007.

NNS Holding then held an option to call 524,110 shares at an exercise price of $49.51 per share on May 21, 2007, and the same counterparty then held a put option giving the counterparty the right to deliver to NNS Holding 524,110 shares at an exercise price of $49.51 per share on May 21, 2007.

(9) On March 1, 2007, NNS Holding’s options maturing on March 1, 2007, relating to 593,400 shares (as referred to in notes 4-7 above) were exercised at an exercise price of $52.00.

(10) On April 19, 2007, NNS Holding’s option maturing on April 19, 2007, relating to 524,110 shares (as referred to in note 8 above) was exercised at an exercise price of $47.70.

(11) On May 21, 2007, NNS Holding’s option maturing on May 21, 2007 relating to 524,110 shares (as referred to in note 8 above) was exercised at an exercise price of $49.51.

(12) On July 12, 2007, NNS Holding effected a block trade in 480,515 shares through a broker-dealer and purchased the shares at $84.60 per share.

(13) On July 13, 2007, NNS Holding effected a block trade in 104,200 shares through a broker-dealer and purchased the shares at $86.93 per share.

(14) On July 13, 2007, NNS Holding effected a block trade in 145,000 shares through a broker-dealer and purchased the shares at $87.44 per share.

(15) On July 17, 2007, NNS Holding effected a block trade in 303,450 shares through a broker-dealer and purchased the shares at $88.76 per share.

(16) On July 17, 2007, NNS Holding effected a block trade in 106,956 shares through a broker-dealer and purchased the shares at $89.02 per share.

(17) On July 18, 2007, NNS Holding effected a block trade in 230,320 shares through a broker-dealer and purchased the shares at $89.89 per share.

(18) On September 17, 2008, NNS Holding effected a block trade in 50,000 shares through a broker-dealer and purchased the shares at $46.33 per share.

Transactions in the Securities by Mr. Sawiris in his Individual Capacity since August 19, 2006
None

Transactions in the Securities by Mr. Norman in his Individual Capacity since August 19, 2006
None